August 15, 2025

John J. Christmann, IV
Director and Chief Executive Officer
APA Corp
2000 W. Sam Houston Pkwy S., Suite 200
Houston, Texas 77042

       Re: APA Corp
           Registration Statement on Form S-4
           Filed August 8, 2025
           File No. 333-289400
Dear John J. Christmann IV:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Troy Harder, Esq.